BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                            February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

           SHOWBOAT INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange
Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures






                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.    1 ) *
                           --------


                   SHOWBOAT INC
                 NAME OF ISSUER :

               Common Stock:  $1.00 Par Value

           TITLE OF CLASS OF SECURITIES

                    825390107
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [   ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)




                                    Page 2 of 6
CUSIP No. 825390107

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company and its indirectly wholly owned subsidiary, BT Australia Limited. 13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporations. BT Australia
     Limited is an Australia Corporation.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company      79,000 shares
              BT Australia Limited      863,270 shares
                                        942,270 shares
SHARES
BENEFICIALLY 6. SHARED VOTING POWER
              Bankers Trust Company           0  shares
              BT Australia Limited            0  shares
                                              0  shares
OWNED BY
EACH       7. SOLE DISPOSITION POWER
              Bankers Trust Company     246,600  shares
              BT Australia Limited      863,270  shares
                                      1,109,870 shares
REPORTING
PERSON     8. SHARED DISPOSITION POWER
              Bankers Trust Company           0  shares
              BT Australia Limited            0  shares
                                              0  shares
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Bankers Trust Company     246,600  shares
              BT Australia Limited      863,270  shares
                                      1,109,870  shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

                                      Page 3 of 6

CUSIP No. 825390107

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              Bankers Trust Company    1.53%
              BT Australia Limited     5.36%
                                       6.89%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK


Item 1 (a)     NAME OF ISSUER:

               SHOWBOAT INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
          OFFICES:

          2800 Freemont Street
          Las Vegas, NV  89104

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company and its indirectly wholly owned subsidiary BT Australia
          Limited.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust New York Corporation and Bankers Trust Company are located at 130 Liberty Street
          New York, New York 10006. BT Australia Limited is located at Level 15, The Chifley
          Tower, 2 Chifley Square, Sydney, NWS 2000 Australia

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and its wholly - owned subsidary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New
          York. BT Australia Limited is an Australia company doing business in Australia.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  $1.00 Par Value


CUSIP No. 825390107                   Page 4 of 6

Item 2 (e)     CUSIP NUMBER:

          825390107

Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

     BT Australia Limited is a corporation permitted to report on
     Schedule 13G in accordance with Securities and Exchange
     Commission no-action letter to Bankers Trust New York
     Corporation date May 15, 1990 (avail May 15, 1990).

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:

              Bankers Trust Company    246,600  shares
              BT Australia Limited     863,270  shares
                                     1,109,870 shares

  (b)  Percent of Class:

              Bankers Trust Company       1.53%
              BT Australia Limited        5.36%
                                          6.89%

 (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -

              Bankers Trust Company     79,000 shares
              BT Australia Limited     863,270 shares
                                       942,270 shares

 (ii) Shared power to vote or to direct the vote -

              Bankers Trust Company          0 shares
              BT Australia Limited           0 shares
                                             0 shares
CUSIP No. 825390107                  Page 5 of 6


(iii) Sole power to dispose or to direct the disposition of -

              Bankers Trust Company   246,600  shares
              BT Australia Limited    863,270  shares
                                    1,109,870  shares

 (iv) Shared power to dispose or to direct the disposition of -

              Bankers Trust Company         0  shares
              BT Australia Limited          0  shares
                                            0  shares


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        [   ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF
      MEMBERS OF THE GROUP:

               Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

                                      Page 6 of 6
CUSIP No. 825390107




Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:               as of December 31, 1997

Signature:      Bankers Trust New York
Corporation

By :                  /s/James T. Byrne, Jr.

Name :            James T. Byrne, Jr.

Title:               Secretary

Signature:      Bankers Trust Company

By:                  /s/James T. Byrne, Jr.

Name:             James T. Byrne, Jr.

Title:               Secretary

Signature:      BT Australia Limited

By:                  /s/ Jarod Glenn Benson

Name:            Jarod Glenn Benson

Title:               Secretary


                EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to Bankers Trust Company is shown below:


       Bankers Trust New York Corporation

                        |
                      100%
                        |

              Bankers Trust Company

                EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to BT Australia Limited is shown below:


       Bankers Trust New York Corporation

                        |
                      100%
                        |

              Bankers Trust Company
                        |
                       100%
                        |
      Bankers International Corporation
                        |
                       100%
                        |
     B.T. International (Delaware),Inc.
                        |
                       100%
                        |
        BT Foreign Investment Corporation
                        |
                       100%
                        |
       BT Investments (Australia) Limited
                        |
                      100%
                        |
         Bankers Trust Australia Limited

                        |
                      100%
                        |

              BT Australia Limited